UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number  0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2009 and 2008

with Report of Independent Registered Public Accounting Firm

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31, 2009 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 28, 2010

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$122,115	$157,942
Investments, at fair value	49,746,715	57,979,931
Employer match contribution receivable	14,683	50,055
Profit-sharing contribution receivable	—	520,026
Dividend receivable	14,060	251,624
	49,897,573	58,959,578

Net assets available for benefits	$49,897,573	$58,959,578

The accompanying notes are an integral part of these financial statements.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
Additions
Participant contributions	$1,962,623
Employer match contributions	1,230,246
Rollover contributions	62,985
Dividend and interest income	310,103
Net (depreciation) in fair value of investments	(2,604,457)
Total additions	961,500

Deductions
Benefit payments	10,011,883
Administrative expenses	11,622
Total deductions	10,023,505

Net decrease	(9,062,005)
Net assets available for benefits:
Beginning of year	58,959,578
End of year	$49,897,573

The accompanying notes are an integral part of this financial statement.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2009 and 2008

1. Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and non-salaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining.  Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2003, the Plan was restated to permit employees of Old Second Mortgage Company, now known as Old Second National Bank — Residential Lending, who meet eligibility requirements to become a member of the profit-sharing portion of the Plan with the following adjustment to compensation for profit sharing purposes: excludes Compensation paid to Commissioned-only Real Estate Residential Lenders and Commissioned Staff Appraisers only, in excess of the IRC 414(q)(1)(B) maximum dollar limits.  For 2008 this amount was $105,000 and for 2009, this amount was $110,000. Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees. Effective May 1, 2009, the Company contributes on behalf of each participant a Basic Matching Contribution.  This contribution is equal to 100% of the participant’s deferral contributions that do not exceed 3% of compensation plus 50% of the deferrals that exceed 3% of compensation but do not exceed 5% of the participant’s compensation.  Prior to May 1, 2009 the Company contributed on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 6% of the participant’s compensation.  Participants are 100% vested in the Basic Safe Harbor Matching Contribution. For purposes of calculating the Safe Harbor Matching Contribution, compensation and deferrals will be determined on the entire Plan year.  Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first of the quarter coincident with or next following the employee’s three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.  Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  Forfeitures of $45,270 were used to reduce the profit-sharing contributions for the year ended December 31 2008.  For year ended December 31, 2009, no Profit Sharing contribution was made by the Company.  The Plan used the entire balance of forfeitures of $31,825 to reduce the employer matching contributions at December 31, 2009.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, and company safe harbor matching contributions, and earnings thereon.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Contributions made prior to the 2007 plan year will continue to vest under the 5-year cliff-vesting schedule.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence.  The term of such loan shall be determined by the Company.  The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods.  Actual results could differ from those estimates.

Adoption of New Accounting Standards

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the financial statement date to be evaluated through the date the financial statements are either issued or available to be issued.  Reporting entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.  In addition, reporting entities are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the financial statement date (recognized subsequent events).  Reporting entities are prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but information about those events is required to be disclosed if the financial statements would otherwise be misleading.  This guidance was effective for financial statement periods ending after June 15, 2009 with prospective application.  In February 2010, the FASB issued Accounting Standard Update (“ASU”) No. 2010-09, which removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated.  Management’s responsibility to evaluate subsequent events through date of issuance remains unchanged.  Adoption of this guidance in 2009 had no material effect on the Plan’s financial statements.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification TM (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification is effective for financial statements issued for periods ending after September 15, 2009.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly.  Fair value is the price that would be forced liquidation or distressed sale between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.  Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  There were no forfeitures used to pay administrative expenses for year ended December 31, 2009.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3. Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.  The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general, all of which have been experiencing significant weakness.

4. Fair Value Measurements

ASC 820-10 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820-10 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and Company stock:  The fair values of Registered investment companies and Company stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective trusts:  The fair values of participation units held in common collective trusts, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.  The investment objectives and underlying investments of the collective trusts vary.  Some are comprised of a diversified portfolio of common stocks, both domestic and international, as well as open-ended mutual funds.  Others are comprised of U.S. government and government agency fixed income securities, as well as opened mutual funds that invest in the same types of securities.  Some also invest in individual fixed income securities issued by the U.S. government, government agencies, and corporations.  The four life style funds are comprised of the three collective funds and are classified as level 2.  Each of the collective trust funds provides for daily redemptions by the Plan at reported net asset value per unit.  The fair values of common collective trusts that invest only in securities traded on nationally recognized securities exchanges and active dealer markets are classified within level 2 of the fair value hierarchy.  Were the Plan to initiate a full redemption of the collective trust funds, the investment advisor will ensure that securities liquidations will be carried out in an orderly manner.  Each of the collective trust funds provides for daily redemptions.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment compaines
Large Cap domestic equities	$5,814,824	$—	$—	$5,814,824
Small Cap domestic equities	2,394,162		—	2,394,162
International Equities	2,832,734		—	2,832,734
Common stock	9,687,071	—	—	9,687,071
Money markets	—	9,485,193	—	9,485,193
Common collective trusts
Equity Fund	—	6,042,292	—	6,042,292
Bond Fund	—	3,982,706	—	3,982,706
Government Securities Fund	—	3,013,713	—	3,013,713
Asset Allocation Funds	—	5,816,774	—	5,816,774
Participant Loans	—	—	677,246	677,246
	$20,728,791	$28,340,678	$677,246	$49,746,715

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment compaines
Large Cap domestic equities	$4,228,638	$—	$—	$4,228,638
Small Cap domestic equities	1,686,412	—	—	1,686,412
International Equities	2,061,148	—	—	2,061,148
Common stock	18,249,654	—	—	18,249,654
Money markets	—	11,453,270	—	11,453,270
Common collective trusts
Equity Fund	—	4,814,479	—	4,814,479
Bond Fund	—	4,001,200	—	4,001,200
Government Securities Fund	—	3,142,835	—	3,142,835
Asset Allocation Funds	—	7,923,223	—	7,923,223
Participant Loans	—	—	419,072	419,072
	$26,225,852	$31,335,007	$419,072	$57,979,931

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the years ended December 31:

2009
Participant loans balance at beginning of year	$419,072
Purchases, sales, issuances, and settlements(net)	258,174
Participant loans balance at end of year	$677,246

5. Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Year Ended December 31,
2009
Common collective trust funds	$2,470,446
Common stock	(7,717,996)
Registered investment companies	2,643,093
$(2,604,457)

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2009		2008
Money Market:
Schwab Investor Money Fund	$9,484,627		$11,452,634

Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Porfolio	$6,042,292		$4,814,479
OSNB Bond Fund	3,982,706		4,001,200
OSNB Government Securities Fund	3,013,713		3,142,835
OSNB Balance Fund	2,039,567	(1)	4,397,023

Registered Investment Companies:
American Funds Growth Fund of America R2	2,772,498		1,776,120	(1)

Old Second Bancorp, Inc. common stock	9,687,071		18,249,654

All investments are participant directed

(1) Balance less than 5% threshold but presented for comparability purposes

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2008-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since August 26, 2002, the Plan administrator and Old Second National Bank is the Trustee and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Subsequent to year end the Plan received an updated Opinion Letter dated January 1, 2006 stating the form of the plan is acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees.

7. Related Party Transactions

Certain Plan investments such as the common collective trust funds are managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Charles Schwab Trust Company is a custodian of the Plan and the Plan has investments in a Charles Schwab money market fund, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.

8. Plan Amendments and Subsequent Events

There were no material events for year ending December 31, 2009

9. Form 5500 Reconciliation This note to be verified when the 5500 is produced.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per financial statements	$49,897,573	$58,959,578
Benefits payable at year-end		(19,413)
Net assets available for benefits per Form 5500	$49,897,573	$58,940,165

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid per financial statements	$10,011,883
Reverse benefits payable at December 31, 2008	(19,413)
Benefits payable at December 31, 2009	—
Benefits paid per Form 5500	$9,992,470

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2009

	Units/	Current
Identity of Issuer/Description	Shares	Value

Money Market
Schwab Investor Money Fund	9,484,627	$9,484,627
Schwab retirement Advtg Money Fund	566	566

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	152,037	6,042,292
Bond Fund*	23,890	3,982,706
Government Securities Fund*	54,361	3,013,713
Conservative Fund*	35,494	448,414
Balanced Fund*	132,942	2,039,567
Growth Fund*	200,102	2,030,935
Aggressive Fund*	84,287	1,297,858

Registered Investment Companies
American Funds Growth Fund of America R2	103,800	2,772,498
Columbia Acorn Small Cap Fund Class Z	85,504	2,110,249
Dodge & Cox International Stock Fund	76,209	2,427,270
Dodge & Cox Stock Fund	20,455	1,966,569
Morgan Stanley International Equity A	31,142	405,464
Schwab Small Cap Index	16,920	283,913
Vanguard Index Trust 500 Portfolio	10,478	1,075,757

Common Stock
Old Second Bancorp, Inc. common stock*	1,405,961	9,687,071
Participant loans*, interest rates of 3.25% to 8.75%		677,246
		$49,746,715

*Represents a party in interest to the Plan.
Cost information is not applicable as the Plan is participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 28, 2010, with respect to the financial statements and supplemental schedule of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K for the year ended December 31, 2009.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000 and File No. 333-137262, effective September 12, 2006).

/s/ Grant Thornton, LLP

Chicago, Illinois

June 28, 2010

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: June 28, 2010